

August 30, 2010

<u>By facsimile to (212) 715-8000 and U.S. Mail</u>

Dr. Liang Tang
Chairman
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Shanghai, 200120, People's Republic of China

Re: Ossen Innovation Co., Ltd.
        Registration Statement on Form F-1
        Filed August 3, 2010
        File No. 333-168496
        Shell Company Report on Form 20-F
        Filed July 12, 2010
        File No. 0-53914

Dear Dr. Tang:

We have reviewed your filings and have the following comments. Where indicated, we think that you should revise the documents in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you have omitted non-Rule 430A information, including the number of ordinary shares being offered and an estimated price range, throughout the registration statement. To the extent practicable, please complete this information before amending the registration statement. Please note that we will need sufficient time to review the information before you request acceleration of the registration statement's effectiveness. Further, please confirm that you will include an estimated

price range in the form of preliminary prospectus distributed to prospective purchasers.

2. We note that you intend to file by amendment the legality and tax opinions. Please note that we may have comments on the opinions and other exhibits once they are filed. Please allow us sufficient time to review these materials before requesting acceleration of the registration statement's effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

4. Please identify the source(s) for the industry and scientific information that you provide. In this regard, we note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management's belief, industry data, scientific reports, general articles, or any other source. If this information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us copies of these sources. Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and, therefore, remains reliable. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us copies of each source, clearly marked to highlight the portion or section that contains this information, and cross-reference it to the appropriate location in your filing. We may have additional comments after we review your response.

5. Please provide us copies of any artwork that you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating any artwork.

Registration Statement's Facing Page

6. Your registration statement states that your standard industrial classification code number is 3315. The EDGAR system indicates that your standard industrial classification code number is 3312. Please reconcile this apparent inconsistency.

7. We note that you have not checked the Rule 415 box. Please tell us whether you intend to rely on Rule 415 under the Securities Act in connection with the offering.

Prospectus Cover Page

8. Your disclosure on pages 6 and 92 states that this is a "best efforts" underwritten offering. Please revise this disclosure to provide the information required by subparagraphs (ii) and (iii) of Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 1

9. We note your statements that you are "the largest producer of prestressed steel materials in China," "the leading enterprise in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials," and "one of the leading Chinese exporters of customized prestressed steel materials." For these and similar statements throughout the prospectus, please revise your disclosure to disclose the measure against which you are making these statements (e.g., by revenue or tonnage).

Risk Factors, page 10
One shareholder owns a large percentage of our outstanding stock . . . , page 15

10. Please revise your risk factor disclosure to clarify, if true, that Mr. Tang currently controls your company and, assuming the successful completion of your offering, will continue to control your company. Please also address the material implications of this control.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

11. We note the phrase "within the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995" in the first paragraph. Since this is your initial public offering, the safe harbor provision is inapplicable. See Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act. Accordingly, please delete the phrase.

Liquidity, page 38

12. Please amend your filing to discuss the significance of your six major customers as discussed on pages 10 and F-16 to your liquidity. Furthermore, if revenues from transactions with a single external customer amount to 10% or more of your revenues, please amend your filing to disclose that fact and the total amount of revenues from each such customer. Refer to ASC 280.10.50.42 for guidance.

13. Please revise your disclosure to address your intention, as disclosed elsewhere in the prospectus, to expand your production capacity. In doing so, please address how such expansion could impact your liquidity and capital expenditures.

Accounts Receivable, page 43

14. You disclose that accounts receivable, which represents 23% of current assets as of December 31, 2009, increased significantly in 2009 as compared to 2008 because your international sales declined. Please revise your filing to quantify how much of the $15.2 million balance was subsequently collected in cash. If your receivables were not materially collected, please revise your filing to include a critical accounting policy that explains the factors you considered in determining your allowance for doubtful accounts and the contributing factors for non-collection of your receivables. Furthermore, please revise your filing to provide a schedule of your valuation account pursuant to Rule 12-09 of Regulation S-X.

Bank Loans, page 43

15. You state that you anticipate rollovers of all your current facilities that are set to mature in the 2010 and do not foresee a reduction in the availability of bank credit to fund your operations and meet your growth objectives. Please revise your filing to quantify funds available to you under your bank credit.

16. Please disclose whether your bank loans have financial covenants. If so, please identify each measure and quantify the requirement and your actual results. Please also confirm whether you were in compliance with your covenants at each period presented.

Corporate Structure and Organization, page 47

17. Please revise your disclosure to provide a materially complete description of your relationship with the Ossen Group. In this regard, we note your disclosure on page 50 in the fifth paragraph of the business section.

Business, page 50
Overview, page 50

18. We note your disclosure concerning your affiliation with the Ossen Group and the information that you have provided about the revenues of the Ossen Group. Please revise your disclosure to clarify the nature of your affiliation with the Ossen Group. In doing so, you may wish to address whether the affiliation entails active business relationships as well as whether it consists only of the common control exercised by Dr. Tang. Regarding the revenues of the Ossen Group, please revise your disclosure to clarify what significance this information has for prospective investors in your company.

Our Growth Strategy, page 50

19. Please revise your disclosure to address in greater detail how you intend to expand your production capacity from 140,000 tons to 200,000 tons in the next five years. You may wish to address whether the growth will be internal, as a result of acquisitions, or a mixture of the two. Please also address how the proceeds from the offering will impact your expansion plans. To the extent necessary, please revise your use of proceeds section disclosure, too.

Certain Relationships and Related Party Transactions, page 78

20. Please revise your disclosure to include the information set forth in Note 9 (Related Party Transactions) to your audited financial statements for fiscal year 2009.

Description of Share Capital, page 79

21. We assume that the phrase "As of June 10, 2010, we have issued outstanding" in the second paragraph on page 79 is inadvertent. Please revise your disclosure accordingly.

Shares Eligible for Future Sale, page 86
Rule 144, page 86

22. We note your disclosure that Rule 144 is unavailable to your security holders until July 9, 2011, subject to applicable conditions. We further note that you that the official filing date for your first 20-F, as reflected in the EDGAR system, is July 12, 2010. Please revise your disclosure accordingly. See Rule 144(i).

23. We note the reference to lock-up agreements in the second paragraph, but we are unable to locate a description of the lock-up agreements. Please revise your disclosure to provide this description. Further, please file the lock-up agreements as exhibits to the registration statement, and confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their securities before the lock-ups' expiration periods.

Taxation, page 87
U.S. Federal Income Taxation of U.S. Holders, page 88

24. Please delete the word "generally" throughout this subsection because the word may imply that you have not disclosed all material U.S. federal income tax consequences and that investors cannot rely on the disclosure. In addition, please revise your disclosure to cite relevant authority for the summarized tax consequences.

Underwriting, page 92

25. Please revise your disclosure to provide all of the information required by Item 2.B of Part I of Form 20-F. Please refer to Item 4(a) of Form F-1.

Legal Matters, page 99

26. Please include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Experts, page 100

27. Please identify the auditor that audited your financial statements for the year ended December 31, 2007 as required by Item 1.C of Part I of Form 20-F. Please refer to Item 4(a) of Form F-1.

Change in Accountant

28. Based on your disclosure on page 63 of your 2009 Form 20-F, it appears that you changed accountants. Given this, please amend your filing to provide the required disclosures of Item 16.F of Form 20-F. Refer to Item 4.D of Form F-1 for guidance.

Financial Statements, page F-1

29. We remind you that if your filing does not become effective by September 30, 2010, you will need to update your financial statements to include unaudited financial statements for the six months ended June 30, 2010 and 2009. Refer to Rule 3-12(f) of Regulation S-X and Item 8A.5 of Form 20-F.

Note 11 – Notes Payable, page F-22

30. We note from your disclosure on page 27 that all your notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction. Please revise your filing to quantify the fees for each period presented. If material, please provide a discussion in your liquidity section in MD&A. Also, please tell us the line item on your statement of operations that you include such charges.

Note 13 – Income Tax Expenses, page F-24

31. We note income before taxes was $10.5 million for the year ended December 31, 2009. Based on your disclosure on page F-25, your statutory tax rate in the PRC was 25% for 2009. We note that 25% of $10.5 million does not reconcile back to the $1.5 million that you present as the computed "expected" income tax expense for 2009. Please revise or advise.

Exhibits

32. Please include Ossen's bylaws as an exhibit to the registration statement.

Exhibit 23.1
33. Please update the consent from your independent registered accounting firm when you update your Form F-1.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: CT Corporation
        111 8th Avenue
        New York, NY 10011

        Christopher S. Auguste, Esq.
        Bill Huo, Esq.
        Ari Edelman, Esq.
        Kramer Levin Naftalis & Frankel LLP
        1177 Avenue of the Americas
        New York, NY 10036